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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **August 12, 2008**

BI-OPTIC VENTURES INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-49685**	**N/A**
(State or other jurisdiction of incorporation)	Commission File Number	IRS Employer ID Number)

1030 West Georgia St, #1518, Vancouver, British Columbia, Canada V6E 2Y3
(Address of principal executive offices)

Registrant's telephone number, including area code: **604-689-2646**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act
    (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR
    240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange
    Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange
    Act (17 CFR 240.13e-4(c))

1

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

99.1. Notice of Meeting, dated 8/12/2008
99.2. Information Circular, dated 8/12/2008
99.3. Form of Proxy, dated 8/12/2008
99.4. Voter Instruction Form
99.5. Request For Annual and Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 25, 2008   Bi-Optic Ventures Inc.
                               (Registrant)

/s/ *Harry Chew*
(Signature)
(Harry Chew, President/CEO/Director)

Exhibit 99.1

BI-OPTIC VENTURES INC.
Suite 1518 – 1030 West Georgia Street
Vancouver, B.C. V6E 2Y3

NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the 2008 and 2007 Annual General Meetings of the Shareholders of Bi-Optic Ventures Inc. (hereinafter called the "Company") will be held at Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, on:

Friday, September 12, 2008

at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1.   to receive the Report of the Directors;

2.   to receive the financial statements of the Company for its fiscal years ended February 29, 2008 and February 28, 2007, and the reports of the Auditors thereon;

3.   to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4.   to determine the number of directors and to elect directors; and

5.   to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 12th day of August, 2008. BY

ORDER OF THE BOARD OF DIRECTORS

s/" Harry Chew"

President, Chief Executive Officer
and Chief Financial Officer

Exhibit 99.2

BI-OPTIC VENTURES INC.
Suite 1518, 1030 W. Georgia St.
Vancouver, B.C., V6E 2Y3
(604) 689-2646

INFORMATION CIRCULAR

AS AT AND DATED AUGUST 12, 2008

This Information Circular accompanies the Notice of the 2007 and 2008 Annual General Meetings of shareholders of Bi-Optic Ventures Inc. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY
MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value. There is one class of shares only. There are issued and outstanding 14,512,235 Common shares. At a General Meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every shareholder present in person or represented by proxy shall have one vote for each share of which such shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all shareholders of record as of the 12th day of August, 2008 will be entitled to receive notice of and to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Computershare Investor Services Inc. (formerly, Pacific Corporate Trust Company), 9th Floor, 100 University Ave., Toronto, ON, M5J 2Y1, or at the Head Office of the Company at

Suite 1518, 1030 W. Georgia St., Vancouver, B.C., V6E 2Y3, not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)   be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with the Company's transfer agent as provided above; or**

(b)   more typically, be given a voting instruction form **which is not signed by the Intermediary,** and which, when properly completed and signed by the Beneficial Holder and **returned to the Intermediary or its service company,** will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Holder's name in the blank space provided. **In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

FINANCIAL STATEMENTS

The audited financial statements of the company for the fiscal years ended February 29, 2008 and February 28, 2007 (the "Financial Statements"), together with the Auditors' Reports thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the Auditors' Reports thereon, are available to shareholders on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary the shares represented by proxy will be voted for the nominees herein listed. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at three (3) for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

NAME AND PRESENT OFFICE HELD	DIRECTOR SINCE	NUMBER OF SHARES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED AT THE DATE OF THIS INFORMATION CIRCULAR	PRINCIPAL OCCUPATION AND IF NOT AT PRESENT AN ELECTED DIRECTOR, OCCUPATION DURING THE PAST FIVE (5) YEARS
Harry Chew[1] President, CEO & CFO British Columbia	Feb. 19, 1999	1,321,084	Certified General Accountant, Self-employed, Myntek Management Services Inc.
Dr. Terrance G. Owen[1] Director British Columbia	Sept. 7, 2006	Nil	President, CEO and Director, of ALDA Pharmaceuticals Corp. from 2002 to present; CEO of Orchid Cellmark (formerly Helix BioPharma and Helix Biotech Ltd.) 1980 to 2002.
Sonny Chew[1] Director British Columbia	July 11, 2000	102,000	Self-employed, Wynson Management Services Ltd.

[1] Member of Audit Committee.

All of the nominees are residents of Canada. The Company has an audit committee, the members of which are set out above.

Corporate Cease Trade Orders or Bankruptcies

None of the persons who are or will be directors, officers or promoters of the Company is, or has been within the past ten years, a director, officer or promoter of any other issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

None of the persons who are or will be directors, officers or promoters of the Company have, within the ten years prior to the date of this Information Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

Individual Bankruptcies

None of the persons who are or will be directors, officers or promoters of the Company is, or has, within the ten years prior to the date of this Information Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

EXECUTIVE COMPENSATION
(Form 51-102F6, National Instrument 51-102)

Executive Officers

For purposes of this Information Circular, "named executive officer" of the Company means an individual who, at any time during the year, was:

(a)   the Company's chief executive officer ("CEO");

(b)   the Company's chief financial officer ("CFO");

(c)   each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d)   any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company at the end of the most recently completed financial year;

(each a "Named Executive Officer" or "NEO").

Based on the foregoing definition, during the last completed fiscal year of the Company, there were two (2) Named Executive Officers, the current President, CEO and CFO, Harry Chew, and the former President and CEO, Dr. Linda J. Allison.

**SUMMARY COMPENSATION TABLE**

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG TERM COMPENSATION	ALL OTHER COMPENSATION ($)
		SALARY	BONUS	OTHER	SHARES UNDER OPTION	
HARRY CHEW President, CEO and Director	2008	Nil	Nil	$30,000[1]	Nil	Nil
	2007	Nil	Nil	$30,000[1]	Nil	Nil
	2006	Nil	Nil	$30,000[1]	Nil	Nil
DR. LINDA ALLISON Former President & CEO	2008	Nil	Nil	$32,533[2]	Nil	Nil
	2007	Nil	Nil	Nil	Nil	Nil
	2006	N/A	Nil	Nil	Nil	Nil

Note: Certain columns are omitted because there has been no compensation awarded to, earned by or paid to any of the named executives required to be reported in the above table.

(1)   Management consulting fees paid to a company owned as to 50% by Harry Chew.

(2)   Consulting fees paid or accrued to a company owned by Dr. Linda J. Allison.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial years ended February 29, 2008 or February 28, 2007.

Options and Stock Appreciation Rights (SARs)

The Company does not currently have a stock option plan (the "Plan"), under which stock options have been granted.

**OPTION GRANTS DURING THE LAST TWO MOST RECENTLY COMPLETED FISCAL YEARS**

There were no options granted during either the fiscal year ended February 29, 2008 or February 28, 2007.

**AGGREGATED OPTION EXERCISES DURING THE LAST TWO MOST RECENTLY COMPLETED FISCAL YEARS AND FISCAL YEAR-END OPTION VALUES**

There were no stock options exercised during either the fiscal year ended February 29, 2008 or February 28, 2007.

**TABLE OF OPTION AND SAR RE-PRICINGS DURING THE LAST TWO RECENTLY COMPLETED FISCAL YEARS**

There were no stock options re-priced during the last two most recently completed fiscal years.

**MANAGEMENT CONTRACTS**

The Company and Myntek Management Services Inc. ("Myntek") entered into a management services agreement in May 2000 pursuant to which general corporate and financial services are provided to the Company. Myntek is a private British Columbia company owned as to 50% by Harry Chew and 50% by Ellen Chew, Harry Chew's spouse, both resident in British Columbia. During the last completed financial year, the sum of $30,000 was paid or is payable to Myntek for performing management functions on behalf of the Company.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS WITH NAMED EXECUTIVE OFFICERS

The Company has not entered into any employment contracts with executive officers, other than the management contract mentioned immediately above with a company affiliated with a director.

Directors

The directors of the Company have not been compensated by the Company in their capacities as directors during the last two most recently completed financial years.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year, or the beginning of the preceding financial year.

APPOINTMENT OF AUDITORS

Management proposes the appointment of Manning Elliott LLP, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Manning Elliott LLP have been the Company's Auditors since March 18, 2004.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No Insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - *Corporate Governance Guidelines* provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 - *Disclosure of Corporate Governance Practices* ("NI 58-101") prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board. The Board is comprised of three (3) directors, of whom Dr. Terrance G. Owen and Sonny Chew are independent for the purposes of NI 58-101. Harry Chew is not independent since he serves as President & CEO of the Company.

Directorships

Those persons who are or will be directors of the Company are currently directors, officers or promoters of other reporting issuers, as listed below:

Name	Number and Name of Other Reporting Issuers	Position	Period
Harry Chew	Avantec Technologies Ltd.	Director	2006 to present
	Pacific Paradym Energy Inc.	CEO, CFO & Director	1996 to present
	Taipan Capital Corp.	President & Director	2006 to present
	Cricket Capital Corp.	Director	2006 to present
Terrance Owen	ALDA Pharmaceuticals Inc.	CEO & Director	2002 to present
Sonny Chew	Pacific Paradym Energy Inc.	Director	1996 to present
	Taipan Capital Corp.	Director	2006 to present
	Cricket Capital Corp.	President & Director	2006 to present

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, public disclosure filings by the Company, and a Code of Ethical Conduct. Board meetings are sometimes held at the Company's offices and, from time to time, are combined with presentations by the Company's management to give the directors additional insight into the Company's business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company. The Company has also implemented a Code of Ethical Conduct, which all directors, officers and staff are expected to follow.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Board is responsible for determining compensation for the directors and Chief Executive Officer of the Company to ensure it reflects the responsibilities and risks of being a director of a public company.

Other Board Committees

The Board has no other committees, other than the Audit Committee.

Assessments

Due to the minimal size of the Company's board of directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.


AUDIT COMMITTEE


Under Multilateral Instrument 52-110 – Audit Committees ("MI 52-110") reporting issuers in those jurisdictions which have adopted MI 52-110 are required to provide disclosure with respect to its audit committee including the text of the audit committee's charter, composition of the committee, and the fees paid to the external auditor. The Company is a reporting issuer in B.C. and Alberta. MI 52-110 has not been adopted in B.C., but it has been adopted in Alberta. Accordingly, the Company provides the following disclosure with respect to its audit committee:

Audit Committee Charter

1.   Purpose of the Committee

1.1   The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.   Members of the Audit Committee

2.1   At least one member must be "financially literate" as defined under MI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

2.2   The Audit Committee shall consist of no less than three Directors.

2.3   At least one Member of the Audit Committee must be "independent" as defined under MI 52-110, while the Company is in the developmental stage of its business.

3.   **Relationship with External Auditors**

3.1   The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2   The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3   The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4   The Audit Committee will have direct communications access at all times with the external auditors.

4.   **Non-Audit Services**

4.1   The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2   Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

     (i)   acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

     (ii)   performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.   **Appointment of Auditors**

5.1   The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2   The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.   **Evaluation of Auditors**

6.1   The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.   **Remuneration of the Auditors**

7.1   The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2 The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8. Termination of the Auditors

8.1 The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9. Funding of Auditing and Consulting Services

9.1 Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10. Role and Responsibilities of the Internal Auditor

10.1 At this time, due to the Company's size and limited financial resources, the CFO of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11. Oversight of Internal Controls

11.1 The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitors, and that such internal controls are effective.

12. Continuous Disclosure Requirements

12.1 At this time, due to the Company's size and limited financial resources, the CFO of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13. Other Auditing Matters

13.1 The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2 The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14. Annual Review

14.1 The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15. Independent Advisers

15.1 The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Harry Chew	Not Independent[(1)]	Financially literate[(2)]
Dr. Terrance G. Owen	Independent[(1)]	Financially literate[(2)]
Sonny Chew	Independent[(1)]	Financially literate[(2)]

[(1)] A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

[(2)] An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Relevant Experience and Education

The relevant experience and education of the members of the Audit Committee are as follows:

Harry Chew: Mr. Chew is President of Myntek Management Services Inc., a management and consulting company. Mr. Chew is also President of Pacific Paragon Group of Companies. Mr. Chew has a Bachelor of Business Administration degree from Simon Fraser University, B.C. He also is a member of the Certified General Accountants Institute of British Columbia.   Mr. Chew has been a director or officer of numerous other public companies, and is currently a director or officer of 4 other public companies.

Dr. Terrance G. Owen: Dr. Owen is President and CEO of Alda Pharmaceuticals Corp., a publicly listed issuer which develops, manufactures and markets a family of proprietary infection control products based on its patent pending $T^{3}6^{®}$ technology. Dr. Owen obtained a Bachelor of Science (with honours) in Biology from the University of Victoria in 1968, a Masters degree in Biology from the University of New Brunswick in 1970, a Ph.D. in Zoology from the University of British Columbia in 1974 and a Masters in Business Administration from Simon Fraser University, British Columbia in 1991. From December, 1980, until April, 2002, Dr. Owen was the President of Helix Biotech, a biotechnology laboratory providing DNA identity testing services for paternity, immigration and forensic cases. Dr. Owen has been a director or officer of numerous other public companies.

Sonny Chew: Mr. Chew is President of Wynson Management Services Ltd., an accounting and consulting company. Mr. Chew is also Director of Adminstration and Finance of Pacific Paragon Group of Companies. Mr. Chew has a Bachelor of Arts Degree in Economics from Simon Fraser University and has over 17 years experience in providing accounting and related services to public issuers. He is currently a director or officer of 3 other public companies.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee

deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee's consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company's external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

FINANCIAL YEAR ENDING FEBRUARY	AUDIT FEES	AUDIT RELATED FEES	TAX FEES[1]	ALL OTHER FEES
2008	$9,000	Nil	$500	Nil
2007	$7,000	Nil	$500	Nil
2006	$9,300	Nil	$500	Nil

[1] Preparation of tax returns.

Exemption

The Company has relied upon the exemption provided by section 6.1 of MI 52-110, which exempts a venture issuer from the requirement to comply with the restrictions on the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form as prescribed by MI 52-110. The Company is a "venture issuer" as that term is defined under applicable securities rule.

PARTICULARS OF MATTERS TO BE ACTED UPON

The management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting and this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the Proxy to vote with regard to those matters in accordance with their best judgment.

BOARD APPROVAL

The contents of this Information Circular have been approved and the mailing thereof has been authorized by the Directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon the information furnished by such person.

Exhibit 99.3

BI-OPTIC VENTURES INC.



9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

F

Form of Proxy - Annual General Meeting to be held on September 12, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. F

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on September 10, 2008.

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Bi-Optic Ventures Inc. (the "Company") hereby appoints: **Harry Chew**, President of the Company, or failing him, **Sonny Chew**, a director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Bi-Optic Ventures Inc. to be held at Suite 1750 - 1185 West Georgia Street, Vancouver, British Columbia on September 12, 2008 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Determine the Number of Directors To determine the number of directors at three (3).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Harry Chew	☐	☐	02. Dr. Terrance G. Owen	☐	☐	03. Sonny Chew	☐	☐

	For	Withhold
3. Appointment of Auditors Appointment of Manning Elliott LLP as the auditors of the Company.	☐	☐

	For	Against
4. Auditor's Remuneration To authorize Directors to fix the Auditor's remuneration.	☐	☐

	For	Against
5. Grant Proxyholder Authority To grant the proxyholder authority to vote at his/her discretion on any amendment to the previous resolutions, or any other matters which may properly come before the Meeting.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Exhibit 99.4

BI-OPTIC VENTURES INC.



9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Voting Instruction Form ("VIF") - Annual General Meeting to be held on September 12, 2008

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).

4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**

Fold

7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.

9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.

10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 10:00 am, Pacific Time, on September 10, 2008.

Appointee(s)

I/We, being holder(s) of Bi-Optic Ventures Inc. (the "Company") hereby appoint: **Harry Chew**, President of the Company, or failing him, **Sonny Chew**, a director of the Company,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Bi-Optic Ventures Inc. to be held at Suite 1750 - 1185 West Georgia Street, Vancouver, British Columbia on September 12, 2008 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY `HIGHLIGHTED TEXT` OVER THE BOXES.

	For	Against
1. Determine the Number of Directors To determine the number of directors at three (3).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Harry Chew	☐	☐	02. Dr. Terrance G. Owen	☐	☐	03. Sonny Chew	☐	☐

	For	Withhold
3. Appointment of Auditors Appointment of Manning Elliott LLP as the auditors of the Company.	☐	☐

	For	Against
4. Auditor's Remuneration To authorize Directors to fix the Auditor's remuneration.	☐	☐

	For	Against
5. Grant Proxyholder Authority To grant the proxyholder authority to vote at his/her discretion on any amendment to the previous resolutions, or any other matters which may properly come before the Meeting.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

BI-OPTIC VENTURES INC.
(the "Company")

REQUEST FOR ANNUAL & INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim and annual financial statements of the Company, if they so request. If you wish to receive such mailings, then please complete and return this form to:

Computershare Investor Services Inc.
9th Floor, 100 University Ave.
Toronto, ON
M5J 2Y1

The undersigned shareholder hereby elects to receive:

☐ Interim Financial Statements for the first, second and third financial quarters of 2009 and the related MD&A;

   and/or

☐ Annual Financial Statements for the fiscal year ended February 28, 2009 and the related MD&A.

Please note that a request form will be mailed each year and shareholders must return such form each year to receive the documents indicated above.

Name (Please Print)

Address

I confirm that I am a:

☐ Registered shareholder **OR**

☐ Beneficial shareholder of the Company

Signature

Date

ISIN/CUSIP NO.: CA648908